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                                                     August 26, 1999


Mr. Donald R. McIlnay
150 James Way
Advance, NC  27006

Dear Don:

I am pleased to confirm our offer for the position of President Consumer Sales, for The Stanley Works. The position is based in Charlotte, NC and will report to me.

Your base salary will be $300,000 per year, paid monthly. You will also participate in the Corporate Management Incentive Compensation Program with a guaranteed incentive payout of $120,000 for the year 2000, which is payable in February 2001. You will also receive a pro-rated incentive payment for 1999, which is payable in February 2000. An additional payment of up to $70,000 may be made in February 2000 if required, so that the sum of the pro-rated bonus, this additional payment, and the value of the 100,000 share stock option grant above the option purchase price equals $100,000. You will be eligible for four weeks of vacation.

On joining the Company, you will also receive a grant of a 100,000 share stock option under the terms of the Special Stock Option Plan. The Option Purchase Price will be the price of the stock on the date of grant, which will be within 60 days of your first day of work. Fifty-percent of this grant will vest 36 months following the grant date and 50% will vest 60 months following the grant date. Starting in 2000, your stock options will be targeted at the 13,000 level annually. In addition, you will participate in our Long-Term Incentive Plan at the senior level. Payment of this plan will be made in February 2003.

As an Officer of The Stanley Works, you will participate in current and future executive benefit programs including our Financial Planning Service, Executive Life Insurance Program, and the Executive Physical Program. The Company will also lease and insure a car for your use. You may select any make and model up to a Fair Market Value of $60,000.00. Details of the executive benefit programs are attached.

In addition, the Company's Employee Stock Purchase Program (ESPP) allows you to purchase company stock up to 15% of your base pay annually (capped at $25,000), at 15% below the market price. The Company's 401k Plan will match 50% of employee contributions up to 7% of your pay and the Company Defined Contribution Pension Plan contributes either 3%, 5% or 9% of pay each year depending upon your age.

Enclosed is a copy of a Consent Order with the Federal Trade Commission regarding "Made in USA". Please read and sign the attached and return it to the address indicated.

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Should a future relocation be required, the Company will cover the standard relocation costs associated with the sale of your current home and the purchase of a home at the new location.

You should be aware that your employment with Stanley will continue as long as mutually acceptable, and as such is terminable by either the Company, or by yourself, at any time and for any reason. Commencing employment is contingent upon our Medical Department determining that you are physically suited for the duties of the position. This includes a drug-screening test. Please contact Skip Proctor at 860-827-3935 to make the necessary arrangements.

The Stanley Works Health Plans become effective on the first of the month following your date of employment. They will be explained to you in detail on your first day of employment. You can usually extend your existing medical coverage for a limited period of time to cover any lapse between the plans.

Don, I am delighted that you will join our team. There's a lot of exciting work to be done and I know that you will make a great contribution to our success. If you have any questions, please give me a call at 860-827-3990 or Mark Mathieu at 860-827-3818.

Please indicate your acceptance by signing below and return a copy to me.

Sincerely,



John M. Trani                                          Donald McIlnay
Chairman and CEO

Cc:    Carol L'Heureux - Executive Compensation & Relocation
       Skip Proctor, Director HR - Sales America

Enclosures:  Deferred Compensation Plan (December 19, 1995)
             1990 Stock Option Plan (April 23, 1997)
             Executive life Insurance Program
             Financial Planning Service
             Executive Physical Program
             Employee Benefits Booklet
             FTC Consent Order
             Executive Car Program